SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35574; File No. 812-15738

Morgan Stanley Direct Lending Fund, et al.

May 7, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Morgan Stanley Direct Lending Fund, SL Investment Fund II LLC, T Series Middle Market Loan Fund LLC, North Haven Private Income Fund LLC, North Haven Private Income Fund A LLC, LGAM Private Credit LLC, MS Capital Partners Adviser Inc., DLF CA SPV LLC, DLF Equity Holdings LLC, DLF SPV LLC, DLF Financing SPV LLC, T Series CA SPV LLC, T Series Equity Holdings LLC, T Series Financing SPV LLC, T Series Financing II SPV LLC, T Series Financing III SPV LLC, LGAM CA SPV LLC, 1585 Koala Holdings LLC, LGAM Financing SPV LLC, LGAM Equity Holdings LLC, PIF A CA SPV LLC, Broadway Funding Holdings II LLC, PIF A Financing SPV LLC, PIF A Equity Holdings LLC, SLIF II CA SPV LLC, SLIF II LLC, SLIF II Financing SPV LLC, SLIF II Equity Holdings LLC, PIF CA SPV LLC, Broadway Funding Holdings LLC, PIF Financing SPV LLC, PIF Financing II SPV LLC, NHPIF Equity Holdings SPV LLC, SLIC CA SPV LLC, SLIC Equity Holdings LLC, SLIC

Financing SPV LLC, and an Existing Proprietary Account and certain Existing Affiliated Funds as described in Appendix A to the application.

Filing Dates: The application was filed on March 28, 2025, and amended on April 10, 2025 and May 2, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 2, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Orit Mizrachi, Chief Operating Officer, Morgan Stanley, orit.mizrachi@morganstanley.com, Thomas Friedman, Esq., thomas.friedmann@dechert.com, and William J. Bielefeld, Esq., william.bielefeld@dechert.com, both of Dechert LLP.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Stephan N. Packs, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' Second Amended and Restated Application, dated May 2, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.